EX—99.77C

Upon notice duly given, a special meeting of shareholders for Ameritas Income & GrowthPortfolio (the “Portfolio”) was held on December 12, 2008, for the purpose of voting on the merger of the Portfolio into the Summit Zenith Portfolio, a series of Summit Mutual Funds, Inc.  With regard to the item being voted, the merger was approved with the following votes:

Ameritas Income & GrowthPortfolio:

   Affirmative: 11,805,495.111
   Against:        379,853.410
   Abstain:        830,591.920

Upon notice duly given, a special meeting of shareholders for Ameritas Index 500 Portfolio (the “Portfolio”) was held on December 5, 2008, for the purpose of voting on the merger of the Portfolio into the Summit S&P 500 Index Portfolio, a series of Summit Mutual Funds, Inc.  With regard to the item being voted, the merger was approved with the following votes:

Ameritas Index 500 Portfolio:

   Affirmative: 442,630.379
   Against:        11,314.354
   Abstain:        15,775.646